GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

82-3023
File No. ~~82-4091~~

SUPPL

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES CLOSES 3 PRIVATE PLACEMENTS

June 26, 2006

The Company is pleased to announce that it has closed three private placements.

The Company has issued 3,000,000 common shares (PP #1 May 9, 2006), at a price of $0.10 per share, with warrants to purchase up to a further 3,000,000 shares at a price of $0.20 per share for two years, subject to a hold period expiring on September 30, 2006.

The Company has issued 1,363,636 common shares (PP #2 May 9, 2006), at a price of $0.11 per share, with warrants to purchase up to a further 1,363,636 shares at a price of $0.20 per share for two years, subject to a hold period expiring October 2, 2006.

The Company has issued 1,700,000 common shares (PP #3 May 12, 2006), at a price of $0.10 per share, with warrants to purchase up to a further 1,700,000 shares at a price of $0.20 per share for two years, subject to a hold period expiring on October 2, 2006.

In conjunction with these placements, the Company has paid finder's fees totalling $62,000.00, issued warrants to purchase up to a further 300,000 shares, at a price of $0.20 per share, for two years. The shares are subject to a hold period expiring September 30, 2006.

The aggregate proceeds of $620,000.00 will be used to further exploration on the Company's gold project in southeastern Quebec and for working capital. The Company has 32,115,465 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary


06014863

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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